

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 13, 2010

VIA U.S. MAIL

Mr. Stacy J. Smith
Senior Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

> **Re:** **Intel Corporation**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed February 22, 2010**
> **File No. 000-06217**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief